UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2000

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from__________to__________

Commission file number 0-9692

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Tellabs, Inc. Profit Sharing and Savings Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Tellabs, Inc.
4951 Indiana Avenue, Lisle, Illinois 60532
 (Address of principal executive office and zip code)

(630)378-8800
(Registrant's telephone number, including area code)

Financial Statements

Tellabs, Inc. Profit Sharing and Savings Plan

Years ended December 31, 2000 and 1999
with Report of Independent Auditors

Employee Identification No. 36–3831568
Plan #001

Tellabs, Inc. Profit Sharing and Savings Plan

Financial Statements

Years ended December 31, 2000 and 1999

Report of Independent Auditors

Board of Trustees
Tellabs, Inc. Advantage Program

We have audited the accompanying statements of assets available for benefits of the Tellabs, Inc. Profit Sharing and Savings Plan as of December 31, 2000 and 1999, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

/s Ernst & Young LLP
Ernst & Young LLP
Chicago, Illinois
May 4, 2001

EIN 36–3831568
Plan #001

Tellabs, Inc. Profit Sharing and Savings Plan

Statements of Assets Available for Benefits

	December 31
	2000	1999

Interest in Tellabs, Inc. Advantage Program	$364,688,622	$371,014,065
Participant contribution receivable	633,850	–
Employer contributions receivable	797,740	393,250

Assets available for benefits	$366,120,212	$371,407,315

See accompanying notes.

EIN 36–3831568
Plan #001

Tellabs, Inc. Profit Sharing and Savings Plan

Statements of Changes in Assets Available for Benefits

	Year ended	December 31
	2000	1999

Additions
Net investment gain (loss) from the Tellabs, Inc. Advantage Program	$ (25,074,423)	$120,089,059
Contributions:
Employer	8,775,393	6,812,505
Participants	25,931,335	20,847,060

	34,706,728	27,659,565
Transfer from Coherent Communications Systems Corporation Savings Incentive Plan	–	11,947,244

Total additions	9,632,305	159,695,868

Deductions
Distributions to participants	(14,919,408)	(8,439,814)
Transfer to Tellabs, Inc. Retirement Plan	–	(34,648)

Net (decrease) increase	(5,287,103)	151,221,406
Assets available for benefits:
Beginning of year	371,407,315	220,185,909

End of year	$366,120,212	$371,407,315

See accompanying notes.

Tellabs, Inc. Profit Sharing and Savings Plan

Notes to Financial Statements

Years ended December 31, 2000 and 1999

1. Description of Plan

The following description of the Tellabs, Inc. Profit Sharing and Savings Plan (the Plan) provides only general information. Participants should refer to the Tellabs Inc. Advantage Program Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined–contribution plan which covers all full–time employees of Tellabs, Inc. (the Company or Employer) and adopting subsidiaries who have been employed by the Company for at least nine continuous months, have completed 1,000 hours of service in a 12–month period, and are age 18 or older (age 21 prior to April 1, 1999). In order to receive the Company matching and profit sharing contributions, employees must be employed by the Company for at least nine months and have completed 1,000 hours of service in a 12–month period. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The plan administrator maintains all necessary records and determines participant eligibility. Plan assets are held in a trust and are managed by a Trustee appointed by the Company.

The Plan participates in the Tellabs, Inc. Advantage Program (the Master Trust) along with the Tellabs, Inc. Retirement Plan.

On March 3, 1999, the Coherent Communications Systems Corporation Savings Incentive Plan (Coherent Plan) merged into the Plan.

Contributions

Each year, participants may elect to contribute, on a before–tax basis, between 1% and 15% of the participants' eligible annual compensation. For 2000 and 1999, the Company contributed to the Plan an amount equal to each participant's before–tax contribution, limited to 3% of the participant's eligible compensation for the year (the Match Contribution). In addition, the Company contributed to the Plan 0.5% of each participant's annual eligible compensation for all participants in 2000 and 1999, (the Profit Sharing Contribution). The full amount of the Company's profit–sharing contribution, $1,706,462 and $1,002,320 in 2000 and 1999, respectively, is automatically invested in the Tellabs, Inc. Stock Fund. The Company's Board of Directors may authorize additional discretionary contributions to the Plan, no such amounts were authorized in 2000 or 1999.

Effective January 1, 1999, the Company makes a Vacation Rollover contribution equal to the value of participant's forfeited vacation time (up to one week), based on 75% of total pay, as defined. This amount is subject to the same investment and vesting rules as the profit–sharing contribution. The contribution will be made in the calendar year following the year in which the forfeiture occurred. The Company contributed approximately $485,000 and $409,000 related to forfeited vacation for the plan years 2000 and 1999, respectively.

Participants' Accounts

The Plan administrator maintains an account in the name of each participant, which reflects the participant's share of the Employer contributions, participant contributions, and the participant's share of earnings or losses of the respective investment funds. Forfeited balances of terminated participants' nonvested Profit Sharing Contributions, plus actual earnings thereon are used to reduce future Company contributions. The balance of forfeited nonvested Profit Sharing Contributions plus actual earnings thereon was not material as of December 31, 2000 and 1999.

Vesting

Participants are immediately vested in their contributions and the Company's Match Contribution, plus actual earnings thereon. Vesting in the Company's Profit Sharing Contribution portion of their accounts, plus actual earnings thereon is based on years of service. A participant is 100% vested upon completion of five years of service.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 (or less if the participant demonstrates financial hardship) up to a maximum of $50,000. Interest rates are commensurate with local prevailing rates, as determined by the Administrative Committee. Loan terms range from 1–5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the Participant's loan account.

Payment of Benefits

Upon termination of service, retirement, disability, or death, a participant or beneficiary may elect to receive a lump–sum amount equal to the vested value of the participant's account or monthly, quarterly, semiannual, or annual installments over a period not to exceed the life expectancy of the participant or the joint life expectancies of the participant and an individual beneficiary. If the participant's vested account balance does not exceed $5,000, the participant's vested account balance will be distributed in a lump–sum payment. Distributions from a Coherent Plan account must be made in the form of a Qualified Joint and Survivor Annuity unless the participant has elected to not receive a Qualified Joint and Survivor Annuity.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a termination of the Plan, participants will become 100% vested in their accounts and the assets of the Plan will be liquidated and promptly distributed to each participant or beneficiary.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared under the accrual method of accounting and in conformity with accounting principles generally accepted in the United States.

Investment Valuation

The Plan's beneficial interest in the Master Trust represents the Plan's share of the Master Trust's investments stated at fair value. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Master Trust at year–end. Investments in common stock are valued at the closing exchange prices reported by the New York Stock Exchange. The market value for short–term investments is cost which approximates fair value. The participant loans are valued at their outstanding balances, which approximate fair value. The Plan's percentage interest in the net assets of the Master Trust as of December 31, 2000 and 1999, was approximately 87% and 89%, respectively. Investment income is allocated to participating plans on a basis which reflects their weighted participation in the investment funds of the Master Trust.

Administrative Costs

All administrative costs are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investment in Master Trust

Participants have the option of investing all or a portion of their accounts (other than the Profit Sharing Contribution which is automatically allocated to the Tellabs, Inc. Stock Fund) in any of the investment fund options offered by the Plan. On a daily basis, participants have the option of changing the allocation of future contributions or transferring all or a portion of their existing account balances among the investment funds.

The following table presents investments held by the Master Trust:

	December 31
	2000	1999

Investments at fair value as determined by quoted market price
Registered investment companies:
American Funds Group–Bond Fund of America	$ 7,998,316	$ 6,933,722
American Funds Group–American Balanced Fund	23,910,578	19,866,854
Barclays Equity Index Fund	15,490,871	15,236,745
Fidelity Contra Fund	30,676,153	32,021,090
American Funds Group–EuroPacific Growth Fund	28,275,128	31,839,132
20th Century Ultra Investors Fund	35,760,476	39,227,574
SSGA Small Cap Fund	4,602,328	1,832,478
Washington Mutual Investors Fund	26,479,506	25,192,116
Equities:
Tellabs, Inc. common stock	189,143,750	200,603,332

	362,337,106	372,753,043
Investments at estimated fair value
Money market funds:
Northern Trust Short–Term Investment Fund	20,784,660	2,624,396
SSGA (formerly Dreyfus) Money Market Fund	17,000,159	18,451,691
LaSalle Income Plus Fund	1,777,082	15,377,703
Participant loans	10,868,749	9,664,009

	50,430,650	46,117,799
401(h) account – Short Term Investment Fund	1,587,508	–

Total investments	414,355,264	418,870,842
Accrued income	3,645,392	–

Assets	$418,000,656	$418,870,842

The investment income (loss) of the master trust for the years ended December 31, 2000 and 1999, are summarized as follows:

	2000	1999

Interest and dividend income	$ 11,244,897	$ 14,696,582
Interest income – 401(h) account	30,040	–
Net realized and unrealized (depreciation) appreciation in fair value of investments:
Mutual funds	(20,302,458)	19,337,280
Tellabs, Inc. common stock	(19,699,270)	94,555,771

Total net (depreciation) appreciation	(40,001,728)	113,893,051

	$(28,726,791)	$128,589,633

4. Nonparticipant–Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant–directed investments is as follows:

	December 31
	2000	1999

Investments, at fair value:
Tellabs, Inc. common stock	$16,119,009	$17,210,002

Changes in net assets:
Interest and dividend income	$ 12,521	$ 7,660
Net realized and unrealized (depreciation) appreciation in fair value of investments	(2,147,953)	7,657,908
Employer contributions	1,706,462	1,002,320
Distributions	(616,474)	(342,910)
Interfund transfers	(45,549)	(37,242)

	$ (1,090,993)	$ 8,287,736

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 13, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Service Code (the Code) and, therefore, the related Master Trust is exempt from taxation. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Tellabs, Inc. Profit Sharing and Savings Plan

/s Joan E. Ryan
Joan E. Ryan
Executive Vice President and Chief Financial Officer

June 27, 2001
(Date)